SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549



                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       The Securities Exchange Act of 1934

                       For June 27, 2000 - August 15, 2000



                             NORTRAN PHARMACEUTICALS
                 -----------------------------------------------
                 (Translation of Registrant's name into English)


                               3650 Wesbrook Mall
                 -----------------------------------------------
                    (Address of principal executive offices)


                  Vancouver, British Columbia, V6S 2L2,  CANADA
                 -----------------------------------------------



                     CIK #  0001036141     FILE NO. 0-29338
                 -----------------------------------------------



[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or For 40-F]

          Form 20-F   [X]                      Form 40-F   [ ]


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934.]

          Yes         [X]                      No          [ ]

                                    FORM 6-K
                                TABLE OF CONTENTS

                       For June 27, 2000 - August 15, 2000



                          NORTRAN PHARMACEUTICALS INC.

                       File No. 0-29338, CIK #  0001036141


Exhibit 1     Material Change Form - July 17, 2000

Exhibit 2     Material Change Form - July 24, 2000

Exhibit 3     Press Release - July 17, 2000

Exhibit 4     Press Release - July 24, 2000

Exhibit 5     Press Release - August 2, 2000

Exhibit 6     Form 61 (BC)

Exhibit 7     Interim Financial Statements

Exhibit 8     Form 20 - June 15, 2000

                                                                         ONTARIO
                                                                BRITISH COLUMBIA
                                                                         ALBERTA
                                                                          QUEBEC

                                     FORM 27

                                 SECURITIES ACT

                          MATERIAL CHANGE REPORT UNDER
                 SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
             SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA),
               SECTION 118(1) OF THE SECURITIES ACT (ALBERTA) AND
                    SECTION 73 OF THE SECURITIES ACT (QUEBEC)


ITEM 1.   REPORTING ISSUER

          Nortran Pharmaceuticals Inc.
          3650 Wesbrook Mall
          Vancouver, British Columbia V6S 2L2

ITEM 2.   DATE OF MATERIAL CHANGE

          July 17, 2000

ITEM 3.   PRESS RELEASE

          July 17, 2000 - Vancouver, British Columbia

ITEM 4.   SUMMARY OF MATERIAL CHANGE

          The Issuer has obtained a conditional listing on The Toronto Stock Exchange for its common shares. The common shares of the Issuer are expected to commence trading on The Toronto Stock Exchange in late July. The Issuer will continue to trade on the Canadian Venture Exchange and the NASD OTCBB.

ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE

          See attached press release for further details.

ITEM 6. RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS

          Not applicable.

NP1500.219

ITEM 7.   OMITTED INFORMATION

          Not applicable.

ITEM 8.   SENIOR OFFICERS

          Name:               Robert W. Rieder
          Title:              President and Chief Executive Officer
          Phone No.:          (604) 222-5577

ITEM 9.   STATEMENT OF SENIOR OFFICER

          The foregoing accurately discloses the material change referred to herein.


July 25, 2000                              Per:    /s/Robert Rieder
--------------------------                        ------------------------------
Date                                              Signature

                                           Robert W. Rieder
                                           -------------------------------------
                                           Name of Officer

                                           President and Chief Executive Officer
                                           -------------------------------------
                                           Title of Officer

                                           Vancouver, British Columbia
                                           -------------------------------------
                                           Place

NP1500.219

                                                                         ONTARIO
                                                                BRITISH COLUMBIA
                                                                         ALBERTA
                                                                          QUEBEC

                                     FORM 27

                                 SECURITIES ACT

                          MATERIAL CHANGE REPORT UNDER
                 SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
             SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA),
               SECTION 118(1) OF THE SECURITIES ACT (ALBERTA) AND
                    SECTION 73 OF THE SECURITIES ACT (QUEBEC)


ITEM 1.   REPORTING ISSUER

          Nortran Pharmaceuticals Inc.
          3650 Wesbrook Mall
          Vancouver, British Columbia V6S 2L2

ITEM 2.   DATE OF MATERIAL CHANGE

          July 24, 2000

ITEM 3.   PRESS RELEASE

          July 24, 2000 - Vancouver, British Columbia

ITEM 4.   SUMMARY OF MATERIAL CHANGE

          The Issuer will commence trading on the Toronto Stock Exchange under the symbol "NRT" on July 25, 2000. The Issuer will continue to trade on the Canadian Venture Exchange and the NASD OTCBB.

ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE

          See attached press release for further details.

ITEM 6. RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS

          Not applicable.

NPI500.219

ITEM 7.   OMITTED INFORMATION

          Not applicable.

ITEM 8.   SENIOR OFFICERS

          Name:               Robert W. Rieder
          Title:              President and Chief Executive Officer
          Phone No.:          (604) 222-5577

ITEM 9.   STATEMENT OF SENIOR OFFICER

          The foregoing accurately discloses the material change referred to herein.

July 25, 2000                              Per:    /s/Robert Rieder
--------------------------                        ------------------------------
Date                                              Signature

                                           Robert W. Rieder
                                           -------------------------------------
                                           Name of Officer

                                           President and Chief Executive Officer
                                           -------------------------------------
                                           Title of Officer

                                           Vancouver, British Columbia
                                           -------------------------------------
                                           Place


NPI500.219

Nortran                          3650 Wesbrook Mall     Tel: 604-222-5577
  Pharmaceuticals Inc.           Vancouver, BC          Fax: 604-222-6617
                                 V6S 2L2  CANADA        Website: www.nortran.com

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE                                  CDNX: NRT, NASD BB: NTRDF


                        NORTRAN TO CONDITIONALLY LIST ON
                        --------------------------------
                             TORONTO STOCK EXCHANGE
                             ----------------------

Vancouver, Canada, July 17, 2000 - Nortran Pharmaceuticals Inc. (the "Company" or "Nortran") announced today that it has obtained a conditional listing on the Toronto Stock Exchange (TSE) for its common shares. The common shares of the Company are expected to commence trading on the TSE in late July. Nortran will continue to trade on the Canadian Venture Exchange and the NASD OTCBB.

"We are very pleased to be conditionally listed on the TSE," commented Bob Rieder, President and CEO." This important milestone will very much broaden the investor community available to Nortran. That will help ensure that our key development programs can be appropriately resourced."

Nortran Pharmaceuticals is a commercially-focused pharmaceutical company. Current Nortran drugs in development target intractable cough and life-threatening arrhythmia of the heart.

Nortran recently announced the start of a placebo-controlled Phase II clinical trial of its lead product, CP1, in patients with chronic, idiopathic cough. Idiopathic cough is a sustained cough with no diagnosable cause. Such patients have a heightened sensitivity to cough-irritants such as airborne particles, cold air or other changes in air qualities. As a result, these patients often cough without apparent reason. Nortran's Phase II study is focused on determining if Nortran's anti-tussive compound, CP1, can reduce patient sensitivity to such cough-causing irritants.

In its program to treat life-threatening cardiac arrhythmia, Nortran has developed drug candidates suitable for clinical testing as treatments for atrial arrhythmia. Nortran has shown in preclinical studies that its drug candidates are both safe and effective in the suppression of such atrial arrhythmia, with little risk of the dangerous side effects associated with current drugs. This progress has led to collaborative research agreements with AstraZeneca and Aventis Pharma, both of which are global leaders in the pharmaceutical industry.

ON BEHALF OF THE BOARD

/s/ Bob Rieder

Robert Rieder
President & Chief Executive Officer

    WARNING: THE COMPANY RELIES ON LITIGATION PROTECTION FOR "FORWARD-LOOKING"
                                   STATEMENTS.
THE VANCOUVER STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY
                FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

Nortran                          3650 Wesbrook Mall     Tel: 604-222-5577
  Pharmaceuticals Inc.           Vancouver, BC          Fax: 604-222-6617
                                 V6S 2L2  CANADA        Website: www.nortran.com

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE                                  CDNX: NRT, NASD BB: NTRDF


                         NORTRAN TO COMMENCE TRADING ON
                         ------------------------------
                             TORONTO STOCK EXCHANGE
                             ----------------------

Vancouver, Canada, July 24, 2000 - Nortran Pharmaceuticals Inc. (the "Company" or "Nortran") announced today that it will commence trading on the Toronto Stock Exchange (TSE) under the symbol "NRT" on July 25, 2000. Nortran will continue to trade on the Canadian Venture Exchange and the NASD OTCBB.

"We are very pleased to begin trading on Canada's senior exchange," commented Bob Rieder, President and CEO. "This listing may provide greater liquidity for our investors and qualify Nortran for more institutional investment."

Nortran Pharmaceuticals is a commercially-focused pharmaceutical company. Current Nortran drugs in development target intractable cough and life-threatening arrhythmia of the heart.

Nortran recently announced the start of a placebo-controlled Phase II clinical trial of its lead product, CP1, in patients with chronic, idiopathic cough. Idiopathic cough is a sustained cough with no diagnosable cause. Such patients have a heightened sensitivity to cough-irritants such as airborne particles, cold air or other changes in air qualities. As a result, these patients often cough without apparent reason. Nortran's Phase II study is focused on determining if Nortran's anti-tussive compound, CP1, can reduce patient sensitivity to such cough-causing irritants.

In its program to treat life-threatening cardiac arrhythmia, Nortran has developed drug candidates suitable for clinical testing as treatments for atrial arrhythmia. Nortran has shown in preclinical studies that its drug candidates are both safe and effective in the suppression of such atrial arrhythmia, with little risk of the dangerous side effects associated with current drugs. This progress has led to collaborative research agreements with AstraZeneca and Aventis Pharma, both of which are global leaders in the pharmaceutical industry.

ON BEHALF OF THE BOARD

/s/ Bob Rieder

Robert Rieder
President & Chief Executive Officer


    WARNING: THE COMPANY RELIES ON LITIGATION PROTECTION FOR "FORWARD-LOOKING"
                                   STATEMENTS.
THE VANCOUVER STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY
                FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

Nortran                          3650 Wesbrook Mall     Tel: 604-222-5577
  Pharmaceuticals Inc.           Vancouver, BC          Fax: 604-222-6617
                                 V6S 2L2  CANADA        Website: www.nortran.com

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE                                  CDNX: NRT, NASD BB: NTRDF



                       NORTRAN REPORTS SECOND QUARTER RESULTS
                       --------------------------------------


Vancouver, Canada, August 2, 2000 -- Nortran Pharmaceuticals Inc. ("Nortran" or the "Company") today reported a net loss of $2,532,213 or 0.07 cents per common share for the six months ended May 31, 2000, compared with a net loss of $1,891,619 or 0.07 cents per common share for the six months ended May 31, 1999.

The increase in losses was primarily due to higher operating expenditures in both the research and development and general administration. Research and development expenses were $1,776,197, an increase of 31% from the same period in the preceding fiscal year. This increase was primarily due to the lower research expenditure recovery received in the period ended May 31, 2000. General and administrative costs increased by 57% from $479,971 for the same period in the preceding year to $754,362. The increase in general administration expenses was primarily due to higher consulting and professional fees, office and miscellaneous, and travel and accommodation expenses incurred.

At May 31, 2000, the company's cash and cash equivalents, short-term investments, and funds held in escrow were $12,112,717, an increase of $7,977,845 from 1999. This increase was primarily attributable to the gross proceeds ($7,768,880) collected from the Company's special warrants financing closed in April 2000. The net proceeds from this financing will be used to fund the current clinical trials in the Company's chronic cough program, to initiate clinical testing of the Company's antiarrhythmic drug candidates, and for general corporate purposes.

The Company recently announced (July 17, 2000), a conditional listing on the Toronto Stock Exchange (TSE) for its common shares. The common shares of the Company commenced trading on the TSE under the symbol "NRT" on July 25, 2000. Nortran will continue to trade on the Canadian Venture Exchange and the NASD OTCBB.

    WARNING: THE COMPANY RELIES ON LITIGATION PROTECTION FOR "FORWARD-LOOKING"
                                   STATEMENTS.
THE VANCOUVER STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY
                FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

Selected Financial Highlights (Canadian dollars) 1
--------------------------------------------------------------------------------
                                                            As at
Balance Sheets                                      May 31, 2000   May 31, 1999
================================================================================

Cash and cash equivalents                          $  1,472,184    $  3,927,524
Short-term investments                                2,871,653         207,348
Funds held in escrow                                  7,768,880            -
Other current assets                                    429,494         348,940
--------------------------------------------------------------------------------
Total current assets                                 12,542,211       4,483,812
Capital assets                                          408,604         541,644
Deferred financing costs                                312,929            -
Other assets                                          2,313,377       2,460,069
--------------------------------------------------------------------------------
Total assets                                       $15,577,121     $  7,485,525
================================================================================

Current liabilities                                $   756,585     $    411,917
Long-term capital lease obligations and debt             31,083         156,646
Shareholders' equity                                 14,789,453       6,916,962
--------------------------------------------------------------------------------
Total liabilities and shareholders' equity         $15,577,121     $  7,485,525
================================================================================


--------------------------------------------------------------------------------
                                                     For the Six Months ended
     Statements of Loss and Deficit                 May 31, 2000   May 31, 1999
================================================================================

Revenue
Interest income                                    $   144,378     $    106,545
Grant and other revenue                                 148,994         167,119
--------------------------------------------------------------------------------
                                                        293,372         273,664
================================================================================

Expenses
Research and Development                              1,776,197       1,354,760
General & Administrative                                754,362         479,971
Amortisation                                            295,026         330,552
--------------------------------------------------------------------------------
                                                      2,825,585       2,165,283
================================================================================

Net Loss for the period                            $ (2,532,213)   $ (1,891,619)

Deficit Beginning of period                         (16,314,589)    (11,863,269)
--------------------------------------------------------------------------------
Deficit End of period                              $(18,846,802)   $(13,754,888)
================================================================================
Net Loss per Common Share2                         $      (0.07)   $      (0.07)
================================================================================

1   Condensed from the Company's unaudited financial statements.
2 Loss per share is based on the weighted average number of common shares outstanding during the period.



    WARNING: THE COMPANY RELIES ON LITIGATION PROTECTION FOR "FORWARD-LOOKING"
                                   STATEMENTS.
THE VANCOUVER STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY
                FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

Nortran Pharmaceuticals is a commercially-focused pharmaceutical company. Current Nortran drugs in development target intractable cough and life-threatening arrhythmia of the heart.

Nortran announced the start of a placebo-controlled Phase II clinical trial of its lead product, CP1, in patients with chronic, idiopathic cough. Idiopathic cough is a sustained cough with no diagnosable cause. Such patients have a heightened sensitivity to cough-irritants such as airborne particles, cold air or other changes in air qualities. As a result, these patients often cough without apparent reason. Nortran's Phase II study is focused on determining if Nortran's anti-tussive compound, CP1, can reduce patient sensitivity to such cough-causing irritants.

In its program to treat life-threatening cardiac arrhythmia, Nortran has developed drug candidates suitable for clinical testing as treatments for atrial arrhythmia. Nortran has shown in preclinical studies that its drug candidates are both safe and effective in the suppression of such atrial arrhythmia, with little risk of the dangerous side effects associated with current drugs. This progress has led to collaborative research agreements with AstraZeneca and Aventis Pharma, both of which are global leaders in the pharmaceutical industry.


ON BEHALF OF THE BOARD

/s/ Bob Rieder


Robert Rieder
President & Chief Executive Officer






Except for the historical information presented, certain matters discussed in this news release are forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Such risks and uncertainties include among others, those described in the Company's annual report in Form 20-F, including the following: uncertainty related to early stage of development, technology and product development; dependence on future corporate collaborations; dependence on proprietary technology and uncertainty of patent protection; management of growth; future capital needs and uncertainty of additional funding; intense competition; manufacturing and market uncertainties; government regulation; product liability exposure and insurability.




    WARNING: THE COMPANY RELIES ON LITIGATION PROTECTION FOR "FORWARD-LOOKING"
                                   STATEMENTS.
THE VANCOUVER STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY
                FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

                                  FORM 61


                              QUARTERLY REPORT

Incorporated as part of:                   Schedule A
                                       X   Schedules B & C
                                       -


ISSUER DETAILS:
================================================================================
Name of Issuer                         NORTRAN PHARMACEUTICALS INC.
--------------------------------------------------------------------------------
Issuer Address                         3650 Wesbrook Mall
                                       Vancouver, British Columbia
                                       V6S 2L2
--------------------------------------------------------------------------------
Issuer Telephone Number                (604) 222 -5577
--------------------------------------------------------------------------------
Contact Person                         Christina Yip
--------------------------------------------------------------------------------
Contact's Position                     Controller
--------------------------------------------------------------------------------
Contact Telephone Number               (604) 222 -5577
--------------------------------------------------------------------------------
For Quarter Ended                      May 31, 2000
--------------------------------------------------------------------------------
Date of Report                         July 27, 2000
================================================================================


                               CERTIFICATE


THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.


Michael Walker              /s/ Michael Walker            July 27, 2000
--------------------------------------------------------------------------------
Name of Director            Sign (typed)                  Date Signed (YY/MM/DD)



Robert Rieder               /s/ Robert Rieder             July 27, 2000
--------------------------------------------------------------------------------
Name of Director            Sign (typed)                  Date Signed (YY/MM/DD)

NORTRAN PHARMACEUTICALS INC.
SCHEDULE B: SUPPLEMENTAL INFORMATION
MAY 31, 2000
================================================================================


1   For the six months ended May 31, 2000:

a)   Deferred costs
     ---------------------------------------------------------------------------
     Patents                                                        $   166,351
     ===========================================================================

b)   Research and development expenditures

     ---------------------------------------------------------------------------
     Consulting and other                                           $   205,619
     Lab supplies and operating facility                                366,500
     Salaries and benefits                                              635,581
     Research agreements                                                336,783
     Development contracts                                              231,714
     ---------------------------------------------------------------------------
                                                                    $ 1,776,197
     ===========================================================================

c)   General and administration expenditures

     ---------------------------------------------------------------------------
     Consulting and professional fees                               $   177,584
     Office and miscellaneous                                           202,913
     Salaries and benefits                                              238,740
     Travel and other                                                   135,125
     ---------------------------------------------------------------------------
                                                                    $   754,362
     ===========================================================================


d) Aggregate amount of expenditures made to parties not at arm's length from the issuer

     ---------------------------------------------------------------------------
     Research and development consulting fees paid to directors     $    67,590
     Administrative consulting fees paid to directors                     3,500
     Research contract fees paid to a company with
       directors in common                                                7,565
     ---------------------------------------------------------------------------
                                                                    $    78,655
     ===========================================================================

NORTRAN PHARMACEUTICALS INC.
SCHEDULE B: SUPPLEMENTAL INFORMATION
MAY 31, 2000
================================================================================

2.   For the quarter ended May 31, 2000:

a)   Summary of securities issued during the quarter

     ------------------------------------------------------------------------------------------------------
     Date of        Type of          Number of        Price      Total           Type of       Commission
      Issue         Security           Shares                   Proceeds      Consideration
     ------------------------------------------------------------------------------------------------------
     Mar 15, 2000   Common Share     728,564          $0.70     $  509,995     Cash              Nil
     Mar 20, 2000   Common Share       5,000          $0.63     $    3,150     Cash              Nil
     Mar 20, 2000   Common Share      10,000          $1.58     $   15,800     Cash              Nil
     Mar 20, 2000   Common Share      15,000          $1.00     $   15,000     Cash              Nil
     Mar 20, 2000   Common Share      10,000          $1.05     $   10,500     Cash              Nil
     Mar 20, 2000   Common Share      10,000          $1.26     $   12,600     Cash              Nil
     Mar 20, 2000   Common Share       3,000          $0.63     $    1,890     Cash              Nil
     Mar 20, 2000   Common Share       5,000          $0.63     $    3,150     Cash              Nil
     ------------------------------------------------------------------------------------------------------
                                     786,564                    $  572,085
     ======================================================================================================

     April 14,      Special
      2000          Warrants (1)   5,549,200          $1.40     $7,768,880     Cash              $Nil (2)
     ======================================================================================================

    (1)  see Special Warrant Financing on Schedule C

    (2) commission were paid subsequent to the quarter ended May 31, 2000, upon completion of the Special Warrant Financing in June 2000, see Special Warrant Financing on Schedule C for details.


b)   Summary of options granted during the quarter

        Date        Name of Optionee    Number of   Exercise Price   Expiry Date
        Granted                           Shares          $
--------------------------------------------------------------------------------

     Mar 30, 2000   Bob Rieder            55,000        1.61        Mar 29, 2005
     May 25, 2000   Alexander Zolotoy     10,000        1.27        May 24, 2006
     May 25, 2000   Bertrand Plouvier     25,000        1.27        May 24, 2006
     May 25, 2000   Wei Qun Wang           7,500        1.27        May 24, 2006
     May 25, 2000   Sheila Grant          30,000        1.27        May 24, 2006
     May 25, 2000   Sue Milne             10,000        1.27        May 24, 2006
     May 25, 2000   Bob Rieder           200,000        1.27        May 24, 2006
     May 25, 2000   Gregory Beatch        65,000        1.27        May 24, 2006
     May 25, 2000   Tao Sheng              7,500        1.27        May 24, 2006
     May 25, 2000   Lewis Choi            17,500        1.27        May 24, 2006
     May 25, 2000   Lilian Clohs          20,000        1.27        May 24, 2006
     May 25, 2000   Sara Harrison          5,000        1.27        May 24, 2006

NORTRAN PHARMACEUTICALS INC.
SCHEDULE B: SUPPLEMENTAL INFORMATION
MAY 31, 2000
================================================================================

     May 25, 2000   Jeff Zhu              10,000        1.27        May 24, 2006
     May 25, 2000   Yuzhong Liu            7,500        1.27        May 24, 2006
     May 25, 2000   Salome Mbofana         5,000        1.27        May 24, 2006
     May 25, 2000   Grace Jung            25,000        1.27        May 24, 2006
     May 25, 2000   Mark Buss              5,000        1.27        May 24, 2006
     May 25, 2000   Ying Dong              7,500        1.27        May 24, 2006
     May 25, 2000   Leah Lynn              5,000        1.27        May 24, 2006
     May 25, 2000   Christina Yip         22,500        1.27        May 24, 2006
     May 25, 2000   Judy Wong              5,000        1.27        May 24, 2006
     May 25, 2000   Michael Midmer        15,000        1.27        May 24, 2006
     May 25, 2000   Xue Zhang              7,500        1.27        May 24, 2006
     May 25, 2000   Desiree Ferdinandi     5,000        1.27        May 24, 2006
--------------------------------------------------------------------------------
                                 Total   572,500
================================================================================

3   As at May 31, 2000:

a)   Authorized capital and summary of shares issued and outstanding

     Authorized Capital

     200,000,000 common shares without par value

                                                 Number of              Amount
Issued and Outstanding                             Shares                  $
--------------------------------------------------------------------------------
Balance as at November 30,1999                   35,902,942          25,282,040
Returned for cancellation of escrow shares       (1,500,000)         (1,056,266)
Issued for cash upon exercise of options             15,000              13,250
--------------------------------------------------------------------------------
Balance as February 29, 2000                     34,417,942          24,239,024
Issued for cash upon exercise of warrants           728,564             509,995
Issued for cash upon exercise of options             58,000              62,090
--------------------------------------------------------------------------------
Balance as May 31, 2000                          35,202,506          24,811,109
================================================================================

b)   Summary of options, warrants and convertible securities outstanding

     i)   Share Purchase Warrant Outstanding

          None.

NORTRAN PHARMACEUTICALS INC.
SCHEDULE B: SUPPLEMENTAL INFORMATION
MAY 31, 2000
================================================================================

b)   Summary of options, warrants and convertible securities outstanding
     (cont'd)

      ii)  Stock Option Outstanding

     -----------------------------------------------------------------------
         Number of                 Exercise Price              Expiry Date
          Shares                          $
     -----------------------------------------------------------------------

            45,000                       0.63                   Oct 31, 2000
           200,000                       0.70                   Apr 10, 2001
           200,000                       1.85                   Apr 26, 2001
           175,000                       1.00                   Jul 08, 2001
           310,000                       1.40                   Apr 02, 2002
            40,000                       1.42                   Apr 20, 2002
            90,000                       1.25                   May 29, 2002
            15,000                       0.97                   Jan 18, 2003
           600,000                       1.49                   Mar 17, 2003
           260,000                       1.58                   Jun 11, 2004
           265,000                       1.05                   Oct 15, 2004
            35,000                       1.26                   Jan 10, 2005
           100,000                       1.10                   Feb 08, 2004
            50,000                       1.05                   Feb 24, 2005
           100,000                       0.61                   Oct 31, 2002
            50,000                       0.61                   Oct 31, 2004
            60,000                       0.61                   Oct 31, 2005
           130,000                       1.05                   Feb 13, 2006
            55,000                       1.61                   Mar 29, 2005
           517,500                       1.27                   May 24, 2006
     -----------------------------------------------------------------------
         3,297,500
     -----------------------------------------------------------------------

c)   Number of shares in escrow or subject to a pooling agreement

     None.

d)   List of Directors:

     Dr. Michael J. A. Walker           Dr. Allen Bain
     Colin Mallet                       Dr. Clive Page
     Robert W. Rieder                   Oh Kim Sun
     Darrell Elliott

NORTRAN PHARMACEUTICALS INC.
SCHEDULE B: SUPPLEMENTAL INFORMATION
MAY 31, 2000
================================================================================

CLINICAL DEVELOPMENT

Cough Project (CP1)
-------------------

CP1, the Company's first generation cough drug is a non-narcotic drug for the treatment of intractable cough. The Phase I clinical trial of CP1 was successfully completed in October 1999. The trial, conducted in Edinburgh, Scotland by Inveresk Research International Limited, on 31 healthy male volunteers, showed that CP1, is safe beyond the normal dosage limits at which drug would be administered. In March 2000, the Company started a placebo-controlled Phase II clinical trial of CP1 in patients with chronic, idiopathic cough.

Idiopathic cough is a sustained cough with no diagnosable cause. Patients suffering from idiopathic cough have a heightened sensitivity to cough-irritants such as airborne particles, cold air or other changes in air qualities. As a result, these patients often cough without apparent reason. The Company's Phase II study is focused on determining if its anti-tussive compound, CP1, can reduce patient sensitivity to such cough-causing irritants.


PRECLINICAL DEVELOPMENT

Antiarrhythmic Project
----------------------

During the quarter ended May 31, 2000, the Company continued to add to the pre-clinical data compiled for the atrial antiarrhythmic program. In this program, the Company has developed candidates suitable for clinical testing as treatments for atrial arrhythmias. The Company has shown in its preclinical studies that its drug candidates are both safe and effective in the suppression of such atrial arrhythmia, with less risk of the dangerous side effects associated with current drugs. This progress has led to collaborative research agreements with Aventis Pharma ("Aventis", formerly Hoechst Marion Roussel Deutschland GmbH) and AstraZeneca ("Astra", formerly Astra H ssle AB of G teberg).

Other Projects
--------------

The Company continued to make progress in two additional areas of research, the pro-erectile and the RSD921 local anaesthetic project.

COLLABORATIONS

In August 1999, the Company announced the signing of a collaborative agreement with Aventis to conduct collaborative research in the area of cardiac arrhythmias. Under the terms of the agreement, both parties tested antiarrhythmic compounds developed by each of the companies. The companies evaluated the pharmacological profiles of their compounds through the use of both companies' proprietary electrophysiological models and other pre-clinical tests. The agreement expired in April 2000. Both parties are continuing to collaborate on research.

In November 1998, Nortran entered into a collaborative research agreement with Astra. This collaboration continues, with significant progress by both parties to date.

NORTRAN PHARMACEUTICALS INC.
SCHEDULE B: SUPPLEMENTAL INFORMATION
MAY 31, 2000
================================================================================


FINANCIAL HIGHLIGHTS

RESULTS OF OPERATIONS

For the six months ended May 31, 2000, the Company incurred a net loss of $2.53 million (or $0.07 per share) as compared to $1.89 million (or $0.07 per share) for the six months ended May 31, 1999. The increase in loss was primarily due to the higher operating expenditure in both the research and development and general administration.

Total revenue for the six months ended May 31, 2000 was $293,000 as compared to $274,000 for the same period in the preceding fiscal year. The increase in revenue was due to the additional interest generated from the Company's increased cash resources after the successful completion of a financing in November 1999.

Research and development expenses totaled $1.78 million for the six months ended May 31, 2000 as compared to $1.35 million for the same period during the preceding fiscal year. The increase in research and development expenses was primarily due to the lower research expenditure recovery received in the six months ended May 31, 2000. The research expenditure recovery for the six months ended May 31, 2000 was $Nil as compared to $336,817 for the same quarter in the preceding fiscal year. The amount recovered in 1999 was from F. Hoffmann-La Roche ("Roche"), under a previous collaborative research agreement between the Company and Roche.

General and administration expenses increased to $754,000 for the six months ended May 31, 2000 as compared to $480,000 for the same period in the preceding fiscal year. The increase in general administration expenses is primarily due to the higher consulting and professional fees, office and miscellaneous, and travel and accommodation expenses incurred.


LIQUIDITY AND CAPITAL RESOURCES

The Company's activities during the six months ended May 31, 2000 were financed primarily by its working capital carried forward from the previous fiscal year and net proceeds collected from the private placement in November 1999. Working capital as at May 31, 2000 was $11.78 million as compared to $4.07 million as at May 31, 1999. Cash and cash equivalents, short-term investments and funds held in escrow (see Special Warrant Financing described below) totaled $12.11 million as at May 31, 2000 as compared to $4.13 million as at May 31, 1999.


SPECIAL WARRANT FINANCING

Subsequent to the quarter ended May 31, 2000, the Company completed a private placement of 5,549,200 special warrants (the "Special Warrants") at a price of $1.40 each for total gross proceeds of $7,768,880. The gross proceeds were held in escrow as at May 31, 2000 and released to the Company in June 2000. In connection with the private placement, the Company paid a cash commission of $543,822 and granted 277,460 compensation options (the "Compensation Options") to a syndicate of agents lead by Dlouhy Investments Inc., co-led by Goepel McDermid Inc. and including HSBC Securities (Canada) Inc (the "Agents"). The net proceeds from this financing will be used to fund the current clinical trials in the Company's chronic cough program, to initiate clinical testing of the Company's antiarrhythmic drugs candidate, and for general corporate purposes.

NORTRAN PHARMACEUTICALS INC.
SCHEDULE B: SUPPLEMENTAL INFORMATION
MAY 31, 2000
================================================================================

In June 2000, each Special Warrant was converted, without additional payment, into one common share and one half-of share purchase warrant (the "Warrant") of the Company. Each whole Warrant entitles the holder to purchase one common share of the Company at a price of $1.60 per share until April 14, 2002. Each Compensation Option was converted into one share purchase warrant (the "Agent's Warrant") at no additional cost. Each Agent's Warrant entitles the Agent to purchase once common share of the Company at $1.40 per share until October 14, 2001.


NON-BROKERED PRIVATE PLACEMENT FINANCING

Also subsequent to the quarter ended May 31, 2000, the Company completed a non-brokered private placement of 357,142 units (the "Units") at a price of $1.40 each for total gross proceeds of $500,000. The net proceeds from this financing will be used to support the Company's on going research and development and for general corporate purposes.

In June 2000, each Unit was converted, without additional payment, into one common share and one half-of share purchase warrant (the "Warrant") of the Company. Each whole Warrant entitles the holder to purchase one common share of the Company at a price of $1.60 per share until June 4, 2002.


CORPORATE STRATEGY

Nortran Pharmaceuticals Inc. is a commercially focused pharmaceutical company built around a proven approach to drug discovery, a low-risk business strategy, and a focus on major unmet medical needs via expertise in the area of ion channels. The company's lead programs are in the area of cardiac arrhythmia drugs and acute unproductive cough.


PARTNERING STRATEGY

Nortran's strength lies in the ability of its personnel to research and develop potential drug candidates to the stage where such compounds demonstrate sufficient potential to warrant the undertaking of clinical trials. As part of its business strategy, the Company is seeking collaborative partners with experience in the development and marketing of drugs in the relevant therapeutic areas. The intention is to select partners with both the human and financial resources to spearhead the clinical development of the Company's products as required by the Food and Drug Administration (FDA), the Health Protection Branch
(HPB) and other international drug regulatory agencies. These partners would also be expected to market the products.

NORTRAN PHARMACEUTICALS INC.
SCHEDULE B: SUPPLEMENTAL INFORMATION
MAY 31, 2000
================================================================================


The rationale behind this strategy can be outlined as below:

- avoid the large expenses incurred in the later stages of clinical development
-   obtain early returns in the form of upfront and milestone payments
- utilize expertise and resources of major multinational pharmaceutical company
-   obtain long term revenue streams through royalty payments on product sales.

The Company has no plans for developing in-house marketing or manufacturing capabilities.


INVESTOR RELATIONS

During the second quarter ended May 31, 2000 the Company did not engage any outside parties for investor relations. Any investor relations functions were accomplished through Company employees whose duties include; news releases, investor communications and general day-to-day operations of this department.


YEAR 2000

The Company initiated a program in 1998 to assess the risks of Year 2000 noncompliance, remediate all non-compliant systems, assess the readiness of key third parties and develop contingency plans. The critical aspects of the Year 2000 readiness program were completed in the third quarter of 1999. The Company has not experienced any significant business interruptions related to the transition to the Year 2000, however, the Company continues to actively monitor its systems and third party suppliers. Contingency plans are in place to prevent the failure of critical systems from having a material effect on the Company and address the risk of third party non-compliance. Total costs to address the Year 2000 issue were not material to the Company's financial position, results of operations or cashflows.


STOCK LISTING

The Company's common shares trade on the Canadian Venture Exchange under the symbol NRT and over the counter in the United States under the trading symbol NTRDF.

Subsequent to the quarter ended May 31, 2000, the Company's common shares commenced trading on the
Toronto Stock Exchange under the symbol NRT.

NORTRAN PHARMACEUTICALS INC.
SCHEDULE B: SUPPLEMENTAL INFORMATION
MAY 31, 2000
================================================================================

CORPORATE COMMUNICATIONS

3650 Wesbrook Mall
Vancouver, British Columbia
V6S 2L2
Toll Free:   (800) 330-9928
Tel:         (604) 222-5577
Fax:         (604) 222-6617
E-mail:      admin@nortran.com
             -----------------

This Quarterly Report, including the discussion "Highlights" contains forward-looking statements. All such forward-looking statements are, by necessity, only estimates of future results and actual results achieved by the company may differ materially from these statements due to a number of factors, including (i) the company's ability to successfully complete pre-clinical and clinical development of its products, (ii) the company's ability to complete corporate alliances relating to the development and commercialization of its technologies and products, (iii) decisions and the timing of decisions made by health regulatory agencies regarding approval of the company's products, (iv) the company's ability to obtain timely patent and other intellectual property protection for its technologies and products, (v) the accuracy of the company's information regarding competitors and potential competitors. These forward-looking statements represents the company's judgment as of the date of this Quarterly Report and the company assumes no obligation to update these forward-looking statements to reflect actual results or changes in factors affecting such statements.

                                  FORM 61


                              QUARTERLY REPORT

Incorporated as part of:               X   Schedule A
                                           Schedules B & C


ISSUER DETAILS:
================================================================================
Name of Issuer                         NORTRAN PHARMACEUTICALS INC.
--------------------------------------------------------------------------------
Issuer Address                         3650 Wesbrook Mall
                                       Vancouver, British Columbia
                                       V6S 2L2
--------------------------------------------------------------------------------
Issuer Telephone Number                (604) 222 -5577
--------------------------------------------------------------------------------
Contact Person                         Christina Yip
--------------------------------------------------------------------------------
Contact's Position                     Controller
--------------------------------------------------------------------------------
Contact Telephone Number               (604) 222 -5577
--------------------------------------------------------------------------------
For Quarter Ended                      May 31, 2000
--------------------------------------------------------------------------------
Date of Report                         July 27, 2000
================================================================================


                               CERTIFICATE


THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.


Michael Walker              /s/ Michael Walker            July 27, 2000
--------------------------------------------------------------------------------
Name of Director            Sign (typed)                  Date Signed (YY/MM/DD)



Robert Rieder               /s/ Robert Rieder             July 27, 2000
--------------------------------------------------------------------------------
Name of Director            Sign (typed)                  Date Signed (YY/MM/DD)

NORTRAN PHARMACEUTICALS INC.
Incorporated under the laws of British Columbia
INTERIM CONSOLIDATED BALANCE SHEETS
(unaudited - prepared by management)
(expressed in Canadian Dollars)

                                                           As at May 31
                                                  ------------------------------
                                                       2000            1999
ASSETS
--------------------------------------------------------------------------------

Current
   Cash and cash equivalents                        $ 1,472,184     $ 3,927,524
   Short-term investments                             2,871,653         207,348
   Funds held in escrow                               7,768,880            -
   Other receivable and prepaid expenses                429,494         348,940
--------------------------------------------------------------------------------
Total current assets                                 12,542,211       4,483,812
Capital assets                                          408,604         541,644
Technology, license and patents                       2,313,377       2,460,069
Deferred financing costs                                312,929            -
--------------------------------------------------------------------------------
Total assets                                        $15,577,121       7,485,525
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
Current
   Accounts payable and accrued liabilities         $   631,858     $   278,474
   Current portion of obligations under
      capital lease                                      52,108          68,207
   Current portion of long-term debt                     72,619          65,236
--------------------------------------------------------------------------------
Total current liabilities                               756,585         411,917
Obligations under capital lease                          18,204          71,148
Long-term debt                                           12,879          85,498
--------------------------------------------------------------------------------
Total liabilities                                       787,668         568,563
--------------------------------------------------------------------------------

Shareholders' Equity
Share Capital
   Authorized
    200,000,000 common shares without par value
   Issued
    28,473,299 at May 31, 1999
    35,204,506 at May 31, 2000                       24,811,109      20,671,850
Contributed surplus                                   1,056,266            -
Special warrants                                      7,768,880            -
Deficit                                             (18,846,802)    (13,754,888)
--------------------------------------------------------------------------------
Shareholders' equity                                 14,789,453       6,916,962
--------------------------------------------------------------------------------
Liabilities and shareholders' equity                $15,577,121     $ 7,485,525
================================================================================

On behalf of the Board:

/s/ Robert Rieder                              /s/ Michael Walker
---------------------------------              ---------------------------------
Robert Rieder, Director                        Michael J. A. Walker, Director

NORTRAN PHARMACEUTICALS INC.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(unaudited - prepared by management)
(expressed in Canadian Dollars)

                                                 For the Six Months ended May 31
                                                 -------------------------------
                                                        2000             1999
--------------------------------------------------------------------------------
Revenue
   Interest income                                  $   144,378     $   106,545
   Grant and other revenue                              148,994         167,119
--------------------------------------------------------------------------------
                                                        293,372         273,664
--------------------------------------------------------------------------------

Expenses
   Research and development                           1,776,197       1,354,760
   General and administration                           754,362         479,971
   Amortization                                         295,026         330,552
--------------------------------------------------------------------------------
                                                      2,825,585       2,165,283
--------------------------------------------------------------------------------

Loss for the period                                   2,532,213       1,891,619

Deficit, beginning of period                         16,314,589      11,863,269
--------------------------------------------------------------------------------
Deficit, end of period                              $18,846,802     $13,754,888
================================================================================


Basic Loss per common share                         $      0.07     $      0.07
================================================================================


Weighted average number of common shares             34,922,609      27,939,966
================================================================================

NORTRAN PHARMACEUTICALS INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited - prepared by management)
(expressed in Canadian Dollars)

                                                 For the Six Months ended May 31
                                                 -------------------------------
                                                        2000             1999
--------------------------------------------------------------------------------

Operating Activities
   Loss for the period                              $(2,532,213)    $(1,891,619)
   Add items not affecting cash
     Amortization                                       295,026         330,552
--------------------------------------------------------------------------------
                                                     (2,237,187)     (1,561,067)
--------------------------------------------------------------------------------

   Changes in non-cash working capital components
     Other receivable and prepaid expenses             (170,978)        (71,680)
     Accounts payable and accrued liabilities           (43,684)        (87,843)
--------------------------------------------------------------------------------
   Cash used in operating activities                 (2,451,849)     (1,720,590)
--------------------------------------------------------------------------------

Financing Activities
   Share capital issued, net                            585,338         720,000
   Special warrants issued                            7,768,880            -
   Deferred financing costs                            (312,929)           -
   Repayment on obligations under capital leases        (31,435)        (33,613)
   Repayment on long-term debt                          (33,493)        (30,086)
--------------------------------------------------------------------------------
   Cash provided by financing activities              7,976,361         656,301
--------------------------------------------------------------------------------

Investing Activities
   Purchase of capital assets                           (29,613)        (22,195)
   Technology, license and patents                     (166,351)        (62,458)
   Short-term investments                              (296,486)        956,902
   Funds held in escrow                              (7,768,880)           -
--------------------------------------------------------------------------------
   Cash provided by (used in) investing activities   (8,261,329)        872,249
--------------------------------------------------------------------------------

Decrease in cash during the period                   (2,736,819)       (192,040)
Cash and cash equivalents, beginning of period        4,209,003       4,119,564
--------------------------------------------------------------------------------
Cash and cash equivalents, end of period            $ 1,472,184     $ 3,927,524
================================================================================

                                                                         FORM 20

This is the form required under section 139 of the Securities Rules and, if applicable, by an order issued under section 76 of the Securities Act.


                                     FORM 20

                                  Securities Act

                          Report of Exempt Distribution

(Please refer to the instructions before completing the information below)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to
(10), (11)(i), (14), (16)(i), (18), (19) or (23) to (26) of the Securities Act,
R.S.B.C. 1996, c.418, or section 128(a), (b), (c) or (e) to (h) of the
Securities Rules, R.B.C. Reg. 194/97 or, if applicable, by an order issued under section 76 of the Securities Act.

1. Name, address and telephone number of the issuer of the security distributed.

   Nortran Pharmaceuticals Inc.
   -----------------------------------------------------------------------------
   Name of issuer

   3650 Wesbrook Mall, Vancouver, British Columbia, V6S 2L2
   -----------------------------------------------------------------------------
   Address

   604) 222-5577
   -----------------------------------------------------------------------------
   Telephone Number

2. State whether the issuer is or is not an exchange issuer (ie. listed on the Vancouver Stock Exchange, but is not listed or quoted on any other stock exchange or trading or quotation system in Canada).

   The Company is an exchange issuer.
   -----------------------------------------------------------------------------

3. Describe the type of security and the aggregate number distributed.

   Options to purchase an aggregate of 517,500 common shares at an exercise price of $1.27 per share exercisable on or before May 24, 2006.
   -----------------------------------------------------------------------------

4. Date of the distribution(s) of the security.

   May 25, 2000.
   -----------------------------------------------------------------------------


NP1500.245

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number under which the distribution(s) of the security was made.

   Section 74(2)(9) of the Securities Act (British Columbia).
   -----------------------------------------------------------------------------

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

(a)
================================================================================
                                                                      Section of
                                                 Total                 Act/Rules
                                       Price Per   Purchase    and if applicable
  Full Name and          Number of       Share      Price                Date of
Residential Address      Securities   (Canadian   (Canadian        Discretionary
  of Purchaser           Purchased        $)         $)         Order or Blanket
================================================================================
Gregory N. Beatch           65,000      $1.27       $82,550             74(2)(9)
3393 West 27th Avenue                            if exercised
Vancouver, BC V6S 1P5
--------------------------------------------------------------------------------
Mark Buss                    5,000      $1.27        $6,350             74(2)(9)
6055 Vine Street, Apt. 105                       if exercised
Vancouver, BC V6M 4A3
--------------------------------------------------------------------------------
Lewis Choi                  17,500      $1.27       $22,225             74(2)(9)
2986 Coventry Plance                             if exercised
Burnaby, BC V5A 3P8
--------------------------------------------------------------------------------
Lilian Clohs                20,000      $1.27       $25,400             74(2)(9)
4660 West 10th Avenue,                           if exercised
Unit 101
Vancouver, BC V6R 2J6
--------------------------------------------------------------------------------
Ying Dong                    7,500      $1.27        $9,525             74(2)(9)
5904 Tyne Street                                 if exercised
Vancouver, BC V5R 4L6
--------------------------------------------------------------------------------
Desiree Ferdinandi           5,000      $1.27        $6,350             74(2)(9)
3779 West Broadway                               if exercised
Vancouver, BC V6R 2B9
--------------------------------------------------------------------------------
Sheila Grant                30,000      $1.27       $38,100             74(2)(9)
5229 Elgin Street                                if exercised
Vancouver, BC V5W 3J9
--------------------------------------------------------------------------------
Sara L. Harrison             5,000      $1.27        $6,350             74(2)(9)
8300 St. Albans Road                             if exercised
Richmond, BC V6Y 2K9
--------------------------------------------------------------------------------
Grace Jung                  25,000      $1.27       $31,750             74(2)(9)
#808 - 55 - 10th Street                          if exercised
New Westminster, BC V3M 6R5
--------------------------------------------------------------------------------
Yuzhong (John) Liu           7,500      $1.27        $9,525             74(2)(9)
3366 West 19th Avenue                            if exercised
Vancouver, BC V6S 1C2
--------------------------------------------------------------------------------
Leah Monds Lynn              5,000      $1.27        $6,350             74(2)(9)
#102 - 4768 - 53rd Street                        if exercised
Delta, BC V4K 5B2
================================================================================

NP1500.245

================================================================================
                                                                      Section of
                                                 Total                 Act/Rules
                                       Price Per   Purchase    and if applicable
  Full Name and          Number of       Share      Price                Date of
Residential Address      Securities   (Canadian   (Canadian        Discretionary
  of Purchaser           Purchased        $)         $)         Order or Blanket
================================================================================
Salome Mbofana               5,000      $1.27        $6,350             74(2)(9)
3347 West 7th Avenue                             if exercised
Vancouver, BC V6K 1L9
--------------------------------------------------------------------------------
Michael Midmer              15,000      $1.27       $19,050             74(2)(9)
309 - 2280 West 6th Avenue                       if exercised
Vancouver, BC V6K 1V8
--------------------------------------------------------------------------------
Sue Milne                   10,000      $1.27       $12,700             74(2)(9)
1098 West 24th Street (Bsmt)                     if exercised
North Vancouver, BC V7P 2H9
--------------------------------------------------------------------------------
Bertrand Plouvier           25,000      $1.27       $31,750             74(2)(9)
218 - 3760 West 10th Avenue                      if exercised
Vancouver, BC V6R 2G4
--------------------------------------------------------------------------------
Robert W. Rieder           200,000      $1.27      $254,000             74(2)(9)
#407 - 1477 Fountain Way                         if exercised
Vancouver, BC V6H 3W9
--------------------------------------------------------------------------------
Tao Sheng                    7,500      $1.27        $9,525             74(2)(9)
728 Regan Avenue                                 if exercised
Coquitlam, BC V3J 3A6
--------------------------------------------------------------------------------
Wei Qun Wang                 7,500      $1.27        $9,525             74(2)(9)
4529 West 5th Avenue                             if exercised
Vancouver, BC V6R 1S6
--------------------------------------------------------------------------------
Judy Wong                    5,000      $1.27        $6,350             74(2)(9)
7175 Main Street                                 if exercised
Vancouver, BC V5X 3J1
--------------------------------------------------------------------------------
Christina Yip               22,500      $1.27       $28,575             74(2)(9)
#38 - 7501 Cumberland Street                     if exercised
Burnaby, BC V3N 4Y6
--------------------------------------------------------------------------------
Xue Zhang                    7,500      $1.27        $9,525             74(2)(9)
Apt. #410 - 2875 Osoyoos Crescent                if exercised
Vancouver, BC V6T 2G3
--------------------------------------------------------------------------------
Jeff Zhu                    10,000      $1.27       $12,700             74(2)(9)
3205 West 41st Avenue                            if exercised
Vancouver, BC V6N 3E2
--------------------------------------------------------------------------------
Alexander Zolotoy           10,000      $1.27       $12,700             74(2)(9)
#121 - 8651 Westminster Highway                  if exercised
Richmond, BC V6X 3G2
================================================================================

     (b) The Issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

         Not applicable.

7. State the total dollar value (Canadian $) of the securities distributed by by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

   N/A.
   -----------------------------------------------------------------------------

NP1500.245

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

================================================================================
                         Compensation Paid
                         (number and type of
Name and Address         security and/or cash     Price per share       Name of
of Agent                 amount (Canadian $))       (Canadian $)       Purchaser
================================================================================
N/A
================================================================================

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.

   N/A.
   -----------------------------------------------------------------------------

10. If the distribution of the security was made under section 128(h) of the Rules, state

    (a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and

        N/A.
        ------------------------------------------------------------------------

    (b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

        N/A.
        ------------------------------------------------------------------------

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia, this      day of June, 2000.
                                           ----

                                         Nortran Pharmaceuticals Inc.
                                         ---------------------------------------
                                         Name of Issuer (please print)

                                         ---------------------------------------
                                         Signature of authorized signatory

                                         Robert W. Rieder, President
                                         ---------------------------------------
                                         Name and office of authorized signatory
                                        (please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE

NP1500.245

TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate Form 20 together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the Rules, or to a purchaser that is an individual under section 74(2)(4) of the Act, in respect of which this report is filed, the issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgment of the purchaser in the required form as required by section 135 of the Rules and retain the acknowledgment for a period of 6 years. The required form is Form 20A(IP) for an individual purchaser and Form 20A (NIP) for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the Act, or section 128(a), (b) or (c) of the Rules, or is delivered in connection with a distribution of the security under section 128(h) of the Rules, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 26 of section 22 of the Securities Regulation, R.B.C. Reg. 196/97. Cheques should be made payable to the "British Columbia Securities Commission".

NP1500.245

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.



                              NORTRAN PHARMACEUTICALS INC.
                                        (REGISTRANT)


Date:  August 15, 2000


                                                        /s/ Sheila Grant
                                                       -------------------------
                                                        Sheila Grant
                                                        Secretary